SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number Page

	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:
1	Resignation of Mr. Shigeru Yoshida as director of Philippine Long Distance Telephone Company (“PLDT”) effective at the opening of business on July 11, 2006;	5
1	Election of Mr. Tsuyoshi Kawashima as director of PLDT effective on July 11, 2006 and for the unexpired term of his predecessor in office, Mr. Shigeru Yoshida; and	5
2	Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock and Series A, I, R, W, AA and BB 10% Cumulative Convertible Preferred Stock.	6
3	Appointment of Mr. Tsuyoshi Kawashima as Advisor to the Audit Committee and member of the Executive Compensation Committee vice Mr. Shigeru Yoshida who resigned effective at the opening of business on July 11, 2006.	5

Exhibit 1

July 11, 2006

Philippine Stock Exchange

Disclosure Department

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP- Operations Group

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding the following:

1. resignation of Mr. Shigeru Yoshida as director of Philippine Long Distance Telephone Company (“PLDT”) effective at the opening of business on July 11, 2006; and

2. election of Mr. Tsuyoshi Kawashima as director of PLDT effective on July 11, 2006 and for the unexpired term of his predecessor in office, Mr. Shigeru Yoshida.

This shall serve as our disclosure in compliance with the PSE Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

July 11, 2006

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C regarding the following:

1. resignation of Mr. Shigeru Yoshida as director of Philippine Long Distance Telephone Company (“PLDT”) effective at the opening of business on July 11, 2006; and

2. election of Mr. Tsuyoshi Kawashima as director of PLDT effective on July 11, 2006 and for the unexpired term of his predecessor in office, Mr. Shigeru Yoshida.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1
COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,191,308 As of June 30, 2006	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                   11 July 2006

Date of Report (Date of earliest event reported)

2.                   SEC Identification Number PW-55

3.                   BIR Tax Identification No. 000-488-793

4.                   PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.               Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1
We disclose the following:

1. Mr. Shigeru Yoshida tendered his resignation from his directorship in the Company, effective at the opening of business on July 11, 2006.

The resignation of Mr. Shigeru Yoshida is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2. Mr. Tsuyoshi Kawashima was elected as a director of the Company effective July 11, 2006 and for the unexpired term of his predecessor in office, Mr. Shigeru Yoshida.

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

July 11, 2006

Exhibit 2

July 11, 2006

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on July 11, 2006, the following cash dividends were declared out of the unrestricted retained earnings of the Company as of December 31, 2005:

1.         A total of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2006, payable on September 15, 2006 to the holder of record on August 10, 2006.

2.         P1.00 per outstanding share of the Company’s Series A 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

3.         P1.00 per outstanding share of the Company’s Series I 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

4.         P1.00 per outstanding share of the Company’s Series R 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

5.         P1.00 per outstanding share of the Company’s Series W 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

Exhibit 2

Page 1 of 6

6.         P1.00 per outstanding share of the Company’s Series AA 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

7.         P1.00 per outstanding share of the Company’s Series BB 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

Thank you.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2
COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,191,308 As of June 30, 2006	NA	NA
Total No. of Stockholders	Domestic	Foreign

-------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 11 July 2006

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 2
Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on July 11, 2006 declared, out of the unrestricted retained earnings of the Company as of December 31, 2005, the following cash dividends:

1. A total of P12,420,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending September 15, 2006, payable on September 15, 2006 to the holder of record on August 10, 2006.

2. P1.00 per outstanding share of the Company’s Series A 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

3. P1.00 per outstanding share of the Company’s Series I 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

4. P1.00 per outstanding share of the Company’s Series R 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

5. P1.00 per outstanding share of the Company’s Series W 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

6. P1.00 per outstanding share of the Company’s Series AA 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

7. P1.00 per outstanding share of the Company’s Series BB 10% Cumulative Convertible Preferred Stock, for the annual period ending July 31, 2006, payable on August 31, 2006, to the holders of record on August 1, 2006.

Exhibit 2
Page 5 of 6

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

July 11, 2006

Exhibit 3

July 11, 2006

Philippine Stock Exchange

Disclosure Department

4/F PSE Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP- Operations Group

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C regarding the appointment of Mr. Tsuyoshi Kawashima as Advisor to the Audit Committee and member of the Executive Compensation Committee vice Mr. Shigeru Yoshida who resigned effective at the opening of business on July 11, 2006.

This shall serve as our disclosure in compliance with the PSE Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 3

July 11, 2006

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C regarding the appointment of Mr. Tsuyoshi Kawashima as Advisor to the Audit Committee and member of the Executive Compensation Committee vice Mr. Shigeru Yoshida who resigned effective at the opening of business on July 11, 2006.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 3

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,191,308 As of June 30, 2006	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

-----------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 3

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. 11 July 2006

Date of Report (Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 3
We disclose that at the Board meeting of the Company held on July 11, 2006, Mr. Tsuyoshi Kawashima was appointed Advisor to the Audit Committee and member of the Executive Compensation Committee vice Mr. Shigeru Yoshida who resigned effective at the opening of business on July 11, 2006.

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

July 11, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 11, 2006